Exhibit 23.1

PETROTECH ENGINEERING LTD.
7536 Manzanita Place, Burnaby, B. C., Canada V3N 4X1 Phone: (604) 525 6896
Email: johnyu@axion.net

October 9, 2012

Heavy Earth Resources, Inc.
625 Second Street, #280
San Francisco, CA 94107

RE: Consent of Technical Report Author

Gentlemen;

We hereby consent to the written disclosure of the technical report titled “Evaluation of the Interests of DCX S.A.S. in the Morichito Block in the Eastern Llanos Basin, Colombia” (the “Technical Report”) within the Registration Statement on Form S-1 of Heavy Earth Resources, Inc.

We, Petrotech Engineering Ltd. and its officers, do hereby state that Petrotech Engineering Ltd. and its officers generated the Technical Report and believe that the Technical Report states fairly and accurately the information in the Technical Report.

Petrotech Engineering Ltd.

/s/ John Yu
John Yu
President